

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 22, 2017

Victor Lee
Chief Executive Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, Colorado 80241

>   **Re: Ascent Solar Technologies, Inc.
>   Preliminary Proxy Statement on Schedule 14A
>   Filed January 23, 2017
>   File No. 001-32919**

Dear Mr. Lee:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Amanda Ravitz
>
>   Amanda Ravitz
>   Assistant Director
>   Office of Electronics and Machinery

cc: James Carroll, Esq.
       Faegre Baker Daniels LLP